September 24, 2019

J. Eric Bjornholt
Chief Financial Officer
Microchip Technology Incorporated
2355 W. Chandler Blvd
Chandler, AZ 85224

       Re: Microchip Technology Incorporated
           Form 10-K for the Fiscal Year Ended March 31, 2019
           Filed May 30, 2019
           Form 8-K filed August 6, 2019
           File No. 000-21184

Dear Mr. Bjornholt :

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 8-K filed August 6, 2019

Exhibit 99.1, page 1

1. Please refer to comment two of our letter dated November 20, 2018. We note that your earnings releases continue to present the measure "non-GAAP net sales" which is adjusted for the impact of changes in distributor inventory levels even though you agreed to remove the measure in your filings for periods beginning after December 31, 2018. As such, we reissue the comment. Please revise all future filings to remove references to non-
      GAAP net sales since non-GAAP measures that reflect the impact of changes in distributor inventory levels substitute individually tailored revenue recognition and measurement methods for those of GAAP and do not comply with the guidance in
      Question 100.04 of the Compliance and Disclosure Interpretations on
Non-GAAP
      Financial Measures.
 J. Eric Bjornholt
FirstName Technology Incorporated
Microchip LastNameJ. Eric Bjornholt
Comapany 24, 2019
September NameMicrochip Technology Incorporated
Page 2
September 24, 2019 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tara Harkins at (202)-551-3639 or Kevin Kuhar, Accounting Branch
Chief, at (202)-551-3662 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery